

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2022

Wayne Tupuola
Chief Executive Officer
Laser Photonics Corporation
1101 N. Keller Road, Suite G
Orlando, FL 32810

> **Re: Laser Photonics Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 23, 2021**
> **File No. 333-261129**

Dear Mr. Tupuola:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 3, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed December 23, 2021

Risk Factors, page 13

1.   We note your response to prior comment 15. Please include risk factors to:

 highlight the difference between the price paid per share of $0.06 by founders and the offering price per share. In this regard, we note the disclosure on page 11; and .

 highlight the dilution that investors will experience in this offering. In this regard, we note the disclosure in the table on page 37.

Executive Compensation, page 73

2. Please update your executive compensation disclosure to reflect the most recently completed fiscal year.

Certain Relationships and Related Party Transactions, page 79

3. We note your response to prior comment 10. Please tell us how you determined the amount of $79,899 based on the average of your total assets for your last two fiscal years. Also, ensure that the disclosure addresses the entire time period mentioned in Instruction 1 to Item 404. For example, we note the the disclosure on page 79 about the unpaid principal amount of the promissory notes payable to ICT as of December 31, 2020 does not mention the unpaid amount of the notes as of September 30, 2021.

Signatures, page 98

4. Please include the signatures of a majority of the board of directors. See Instruction 1 to Signatures in Form S-1.

Notes to Audited Financial Statements
Intangible Assets, page F-10

5. Although your response to comment 18 states that you have revised your financial statements to address our comment, it does not appear that such revisions have been made to date. In your response letter dated September 29, 2021, you indicated in response to comment 29 that you would revise your financial statements to properly recognize the amortization of your intangible assets based on their respective estimated useful lives and to remove the reference to indefinite lives on page F-10. Please include the appropriate revisions in your next amendment.

General

6. We note your response to prior comment 15 and the new bylaws filed as exhibit 3.3 to the amendment. Please:

 add a new risk factor to highlight that provisions in your bylaws could make it more difficult for a third party to acquire the company or to remove your current management. For example, we note that there shall be no cumulative voting in the election of directors and that that your bylaws may be adopted, amended or repealed by the board of directors per sections 2.9 and 9.8, respectively, of exhibit 3.3; and

 ensure that your disclosure is consistent with your bylaws. For example, the disclosure on page 30 that the "exclusive forum provision will not apply to claims under the Exchange Act" is not consistent with section 7.13(b) of your bylaws that "Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States situated in the State of Delaware shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act of 1933 and the Securities Exchange Act of 1934."

7. Please update the disclosure throughout the amendment to the extent applicable, For example, we note the disclosure: (1) on page 39 of your draft registration statement submitted on July 28, 2021 and on page 52 of your amendment filed on December 23, 2021 that you "have under development [y]our most powerful laser blasting equipment; (2) on page 52 that you have received purchase orders totaling over $2 million since December 31, 2020; and (3) your disclosure on page 67 of the number of employees as of September 30, 2021.

  You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Ernest M. Stern, Esq.